

March 24, 2014

Via E-mail
Mr. Anthony F. Crudele
Chief Financial Officer
Tractor Supply Company
200 Powell Place
Brentwood, Tennessee 37027

      RE: Tractor Supply Company
               Form 10-K for the Year Ended December 28, 2013
               Filed February 19, 2014
               Response Letter Dated March 17, 2014
               File No. 0-23314

Dear Mr. Crudele:

We have reviewed your response letter dated March 17, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 28, 2013

Five Year Selected Financial and Operating Highlights, page 18

1.   In your response to prior comment one from our letter dated March 5, 2014 you indicate that closed stores are not removed from your comparable store sales metrics calculations. You further indicate that for the years presented in the Five Year Selected Financial and Operating Highlights closed stores had no material effect on your comparable store sales. Given the nature of this metric, please clarify if you would remove closed stores from your comparable store sales metrics calculations if the number of closed stores becomes material. If not, please address why not.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief